UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☑   Form C/A: Amendment to Offering Statement
☐   Check box if amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination Reporting

Issuer Information

Name of issuer
The Town Kitchen, PBC

Legal status of issuer

Form
Public Benefit Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 9, 2015

Physical address of issuer
2325 E 12th St., Oakland, CA 94601

Website of issuer
https://www.thetownkitchen.com/

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC, DBA Republic

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
283874

Name of qualified third-party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The Intermediary will receive 6% of the gross-cash amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted
Yes

Oversubscriptions will be allocated:
First-come, first-served

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 31st, 2019

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to breach the target offering amount, securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
The Company has 20 full-time employees

Annual Report Disclosure Requirements

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$290,366	$293,206
Cash & Cash Equivalents	$148,815	$135,350
Accounts Receivable	$63,117	$118,996
Short-term Debt	$131,177	$46,952
Long-term Debt	$175,200	$192,582
Revenues/Sales	$1,136,589	$612,918
Cost of Goods Sold	$391,652	$372,875
Taxes Paid	$6,920	$1,291
Net Income	($686,203)	($764,962)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C, together with the Offering Statement and its exhibits, to be signed on its behalf by the duly authorized undersigned.

The Town Kitchen, PBC, a Delaware corporation

By: /s/Eric Quick

Name: Eric Quick

Title: President and CEO, Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: /s/Eric Quick

Name: Eric Quick

Title: President, CEO and Accounting Officer

By: /s/Julie Lein

Name: Julie Lein

Title: Board Member

By: /s/Wes Selke

Name: Wes Selke

Title: Board Member

Table of Contents

Exhibit A - Offering Statement

Of

The Town Kitchen, PBC

July 16, 2019

Up to 1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

The Town Kitchen, PBC (the "**Company**," "**we**," "**us**," or "**our**") is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The minimum target offering amount is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000 from investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach the Target Amount under the Regulation CF Offering by October 31st, 2019 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline, no Securities will be issued in this Offering, investment commitments will be cancelled, and committed funds will be returned to investors. The Company will accept oversubscriptions at the Company's discretion.

The rights and obligations of the holders of Securities of the Company Are set forth below in the section entitled "the Offering and the Securities – The Securities." To purchase Securities, a prospective investor or must complete the purchase process through the portal of the Intermediary. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company Has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary may reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A CROWDFUNDING INVESTMENT INVOLVES SUBSTANTIAL RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND OF THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE US SECURITIES AND EXCHANGE COMMISSION (THE "SEC") DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THIS OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THIS DISCLOSURE DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS DISCLOSURE DOCUMENT AND THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTENDMENT," "EXPECT," AND OTHER SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT THE CURRENT VIEWS OF MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE DIFFERENT ACTIONS OR DIFFERENT RESULTS THAT MATERIALLY DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Summary

About Form C

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found at the following website: https://www.thetownkitchen.com/

Updates
Updates on the status of this Offering may be found at: https://www.republic.co/the-town-kitchen

About this Form C
You should rely only on the information contained in this Form C. The Company has not authorized anyone to provide you with information different from that contained in this Form C. The Company is offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. The business, financial condition, results of operations, and prospects of the Company may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from management of the Company concerning terms and conditions of the Offering, the Company, or any other relevant matters and additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C, with its exhibits, does not purport to contain all the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained in this document are based on information believed to be reliable. No warranty is made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied with it. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described in this document and may not be reproduced or used for any other purpose.

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and of the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits in their entirety.

The Town Kitchen, PBC is a Delaware, formed on March 9, 2015.

The Company is located at 2325 E 12th St., Oakland, CA 94601, where it conducts business affairs

The Company's website is https://www.thetownkitchen.com/

A description of the Company's products, services, and business plan may be found on the Company's profile page on OpenDeal Portal LLC, d/b/a Republic's website at https://www.republic.co/the-town-kitchen and is attached as EXHIBIT C.

Eligibility:

The Company certifies that all of the following statements are TRUE:

      (1)   The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act")(15 U.S.C. 78m or 780(d));

(3)   The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment Company by section 3(b) or section 3(c) of that Act (15 U.S.C 80a-3(b) or 80a-3(c));

(4)   The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C 77d(a)(6)) as a result of a disqualification as specified in section 227.503(a);

(5)   The Company has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the 2 years immediately preceding the filing of this Form C; and

(6)   The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Act or Disqualifications under any relevant United States securities laws.

The Offering

Minimum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	1,070,000**
Purchase price per Security	$1.00
Minimum investment amount per investor	$100*
Offering deadline	October 31st, 2019
Use of Proceeds	See "Use of Proceeds" Section Below
Voting Rights	See "Risks Related to the Securities" and Exhibit E

*The Company reserves the right to adjust the minimum investment amount per investor in its sole discretion.

Use of Proceeds

This offering is being made through OpenDeal Portal LLC, DBA Republic (the "**Intermediary**"). The Intermediary will receive 2% of the Securities being offered (in the form of Securities) and 6% of the amount raised (in cash)

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6	$94
Aggregate Minimum Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This 6% cash commission excludes fees to the Company's advisors, such as accountants and attorneys as well as fees paid to the escrow agent and certain payment processors.

(2)   The Intermediary will receive 2% of the Securities being issued in this Offering in connection with this Offering

(3)   The Company may amend the minimum individual purchase amount in its sole discretion.

Use of proceeds

After meeting offering expenses, the Company intends to use the remaining proceeds as follows:

Description of Use of Proceeds	Percentage if Minimum Amount Raised	Amount if Minimum Amount Raised	Percentage if Maximum Amount Raised	Amount if Maximum Amount Raised
Marketing Activities to drive awareness and customer acquisition	10.00%	$2,500	5.00%	$53,500
Paid Social Advertising	55.00%	$13,750	2.00%	$21,400
Intermediary Fees	6.00%	$1,500	6%	$64,200
Delivery Vehicles	19.00%	$4,750	11.00%	$117,700
Facility Refrigeration	0.00%	$0	4.00%	$42,800
Staffing	0.00%	$0	15%	$160,500
Payroll	0.00%	$0	30.00%	$321,000
Delivery Supplies	0.00%	$0	5.00%	$53,500
Commercial Kitchen Rent	0.00%	$0	17.00%	$181,900
Marketing Activities to drive awareness and customer acquisition	10.00%	$2,500	5.00%	$53,500
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

Use of proceeds chart is not inclusive of fees used to pay for escrow and credit card processing and related fees, all of which are incurred before and during the Offering due in advance of distributions of proceeds from the Offering.

The Company has discretion to alter the use of proceeds upon the following circumstances or events: economic conditions that alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements. The Company will notify investors if a decision to materially change the use of proceeds is made during the course of the Offering.

Risk Factors

The SEC requires the Company to identify the risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in business and all companies in the economy are exposed to. These include risks related to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has a Limited operating history upon which you can evaluate the Company's performance, and accordingly, the Company's prospects must be considered in light of the risks that any new company encounters
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered considering the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount the Company is attempting to raise in this Offering may not be enough to sustain its current business plan
To achieve the Company's near and the long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If the Company is unable to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations may be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or any portion of his or her investment.

The Company relies upon other companies to provide goods and services for its products and services
The Company depends on suppliers and subcontractors to meet its contractual obligations to its customers and conduct its operations. The Company's ability to meet its obligations to its customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of the Company's products and services may be adversely impacted if companies to whom we delegate manufacture of major components or certain services for our products and services, or from whom we acquire such items, do not provide components or services which meet the required specifications and perform to its customers' expectations. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations or regulatory requirements including international requirements. The risk of these adverse effects may be greater in circumstances where the Company relies on only one or 2 subcontractors or suppliers for a particular component, product, or service.

We rely upon Amazon Web Services (AWS) to operate our platform, and any disruption or interference with our use of AWS would adversely affect our business, results of operations, and financial condition. We outsource all of our cloud infrastructure to AWS which hosts our products and platform. AWS runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at AWS. We have engineered our product so that if AWS has a service interruption, it will not interfere with the flow of traffic and messages on our clients' platforms.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley act of 2002. As a privately held (nonpublic) company, the Company is currently not the subject of the Sarbanes-Oxley act, and its financial and disclosure controls and procedures reflect its status as a development stage, nonpublic company. There can be no guarantee that there are no significant deficiencies or material weakness in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and a disclosure controls

and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company may implement new lines of business or for new products or services within existing lines of business
As an early stage Company, the Company may implement new lines of business at any time, which creates substantial risks and uncertainties associated with such efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of businesses or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products or services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, could be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

The Company may not be able to retain or hire key management and employees
The success of and ability to implement the Company's business plan depends upon the continued contributions of key management. Loss of the services of certain of these individuals would have a material adverse effect. In addition, as the Company continues to execute its business plan, it will require hiring additional qualified management and personnel. There is no guarantee that the Company will be able to attract such personnel, the failure to do so could result in loss of business or impairment of the Company's financial condition.

The Company relies on 3rd parties to provide technology and merchant services
The Company relies on 3rd parties to provide certain technology and merchant services, which includes web hosting providers, cloud computing providers, and payment processing providers. Disruptions to these third-party services might cause system interruptions, delays, loss of critical data, increased costs, and could diminish the Company's reputation and brand.

Intellectual property claims
The Company does not believe that any of its products or services infringe upon the intellectual property rights of others in any material respect. However, there can be no assurance were guarantee that 3rd parties will not claim infringement with respect to current or future products, services, or activities. Any infringement claim, either with or without merit, could result in substantial costs and diversion of management and financial resources, and it could, therefore, have a material adverse effect on the Company's business and operations.

Collection of customer data
The Company will collect personal information from its customers and other 3rd parties. While the Company takes steps to protect this data, there is a risk that the data could become compromised. Additionally, the Company may now or in the future become subject to various privacy regulations and laws in the jurisdictions in which it operates now or will operate in the future. Further, the Company may rely on third-party companies and service providers to assist with collecting and storing data. This exposes the Company to potential risk if those 3rd parties have a potential breach or otherwise violate privacy regulations and laws.

Limited Runway
The Company has limited capital with which it can maintain operations. Excluding this Offering, the Company has sufficient capital to continue operations for the next 4-5 months. The Company will be able to extend its operations if this raise is successful. In addition to this Offering, the Company is in the process of raising funds from existing investors.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Even if the Securities become tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney regarding the implications of these restrictions on transfer.
Prospective Purchasers should be aware of the long-term nature of this investment. There is not now and there likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act of 1933 or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of regulation CF. It is not currently contemplated that registration under the Securities Act of 1933 or other securities laws will be

affected. Limitations on the transfer of the Securities may also adversely affect the price that prospective Purchasers may be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until and unless the Company decides to convert the Securities into equity securities or there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or any of its assets or revenues for an indefinite period of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion event and the Company elects to convert the Securities into equity securities. The Company is under no obligation to convert the Securities into equity securities. In certain situations, such as a sale of the Company or substantially all of the Company's assets, and Initial Public Offering or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights
Purchasers will not have the right to vote upon matters of the Company even if their Securities are converted into equity securities. Upon such conversion, the equity securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the equity security holders are required to enter into a proxy agreement with the Intermediary insuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a ground offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not have inspection rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. other security holders of the Company may have such rights. Regulation CF requires only that the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers are unable to declare the Security and "default" and a demand repayment
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a Future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, made the Purchaser's demand payment, and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities and it may never undergo a liquidity event
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. Additionally, the Company may never undergo a liquidity event, such as a sale of the Company or an Initial Public Offering. If neither the conversion of the Securities nor at a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests and they have no ownership rights, no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

The Securities acquired by Purchasers may become significantly diluted as a consequence of subsequent financings
The Company equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from a conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Purchaser's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other

investors) is typically intended to provide the Company with enough capital to reach of the next major corporate milestone. If the funds are not sufficient, the Company may be required to raise additional capital at a price unfavorable to the existing investors, including the Purchaser. The availability of capital is at least partially of a function of Capital Market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

If the Securities convert to equity securities, those equity securities may be substantially different from other equity securities offered or issued at the time of conversion
To converting Security holders equity securities that are materially distinct from other equity securities it may issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to Purchasers of the Securities, if converted, will be distinct from the equity securities issued to new purchasers in at least of the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or antidilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) will bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. The Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchases of the Company equity securities.

There is no present market for the Securities and the Company has arbitrarily set the price
The offering price was not established in a competitive market. The Company has arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities or the Company and is not based on the Company's net worth or prior earnings. The Company cannot assure prospective Purchasers that the Securities could be resold by you at the offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debtholders
If the Company is dissolved or enters into bankruptcy, Purchasers of the Securities, which have not been converted will be entitled to distributions as described in Exhibit E. Such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred dock holders, have been paid in full. If the Securities have been converted, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of the Securities nor holders of the Securities after conversion can be guaranteed a return in the event of a dissolution or bankruptcy.

Even though the Securities provides for mechanisms whereby a Securities holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled
In certain events provided in the Securities, holders of the Securities may be entitled to a return of their principal amount. Despite the contract will provision in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Purchasers should not assume that they are guaranteed a return of their investment.

BUSINESS

Description of the Business

The Town Kitchen, PBC operates a Business to Business Food Delivery Platform that employs, empowers and elevates inner city youth to explore and enable their untapped potential.

The Company's Products and Services

The Town Kitchen, PBC services businesses and nonprofits that are in need of food and beverage solutions for their offices, trainings and conferences. We provide boxed and buffet food and beverage solutions across breakfast, lunch, dinner and snack.

Competition

The competitive landscape includes a variety of technology enabled food delivery platforms and small regional catering companies. The Town Kitchen, PBC is the only company that has embodied employing and empowering SF Bay Youth while elevating the local food ecosystem by sourcing from minority and women owned companies.

Customers

The customer base includes over 400 entities including for-profit companies, non-profit/ foundations as well as institutions like City of Oakland and UC Berkeley.

Intellectual Property

The Company has no significant Intellectual Property.

Governmental/Regulatory Approval and Compliance

The Company does not face unique regulatory requirements.

Litigation

To the Company's knowledge, there is no actual or pending litigation against the Company.

DIRECTORS AND OFFICERS

The duly appointed directors and officers of the Company are listed below along with all their positions and offices held at the Company and their principal occupation and employment responsibilities for the past 3 years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Past 3 Years
Julie Lein	Board Member, Secretary	Julie is the Managing Partner of Urban Innovation Fund, LP, a Venture Capital firm that provides seed capital and regulatory support to startups tackling tough urban challenges. At the Company, Julie provides fiduciary responsibility including legal adherence and compliance.
Wes Selke	Board Member	Wes is the Managing Director at Better Ventures, a Venture Capital Firm.
Ahmed Rahim	Independent Board Member	Ahmed is the CEO of Numi Organic Tea. He also serves on the boards for profit and non-profit organizations.
Eric Quick	President & CEO	From 2011-present, Eric has been the CEO of Cloud 9 Performance Solutions, LLC DBA Cloud 9 Fresh. From June 2016-September 2017, Eric was the Vice President of Commercial Operations at Juicero. From May 2019-present, he has been a Co-founder of PocketCFO. From September 2018-present, he

		has been an advisor to Drink Lumen. From April 2018-present, he has been the CEO of the Company.

Julie Lein

Julie graduated from Stanford University with a BA in Public Policy and Massachusetts Institute of Technology - Sloan School of Management with a MBA. Julie currently is Co-Founder and Managing partner at Urban Innovation Fund, a venture capital firm focused on seed capital and regulatory support to startups tackling our toughest urban challenges - helping them grow into tomorrow's most valued companies. Julie previously started Tumml, the startup hub for urban tech. Tumml's mission is to empower entrepreneurs to solve urban problems with a goal is to share best practices to enhance the urban innovation ecosystem.

Wes Selke

Wes enjoys rolling up his sleeves to help mission-driven entrepreneurs realize their vision for building high-growth world-changing companies. Wes has 15 years of venture capital and financial advisory experience with Good Capital's Social Enterprise Expansion Fund, William Blair, and Ernst & Young's Mergers & Acquisitions Wes holds an MBA in Entrepreneurship from Haas School of Business at UC Berkley and earned a BBA in Finance and Accounting from University of Michigan.

Ahmed Rahim

Ahmed Rahim is the Co-Founder, CEO and Chief Alchemist behind Numi Organic Tea, the largest premium, organic, Fair Trade Certified tea company in North America. Ahmed is responsible for all of the unique Numi blends and products the company introduces to the marketplace. He started the company in 1999 in Oakland, California with his sister, Reem Rahim Hassani. At Numi, Ahmed travels to remote regions of the world seeking unique herbs and teas unknown in the United States, building partnerships with farmers and their communities. Ahmed chairs the Numi Foundation, focusing on the Together for H2OPE initiative, bringing clean water to Numi Inc's farming community. At home in the Bay Area, he co-founded OSC2, One Step Closer to an Organic Sustainable Community, a national community of sustainable natural products CEO's and business leaders driving positive change and building sustainable awareness in the food industry. Ahmed sits on various for profit and non-profit boards enhancing their growth strategy and sustainability goals. Ahmed's core goal is to be in service to those focused on caring for their community and creating positive change for our environment. Ahmed previously attended New York University leading up to founding Numi Tea.

Eric Quick

Eric has thirty years' experience in operations management in the industries of foodservice, retail, e-commerce, technology and manufacturing. Eric has held senior leadership positions with start-up ventures and notable companies including McDonald's, Disney, Safeway and Revolution Foods. Eric is a serial entrepreneur with a passion for developing high caliber emotionally intelligent teams who successfully tackle hyper growth business opportunities. His track record demonstrates his ability to nurture and accelerate big ideas from inception to multi-year growth opportunities.

Eric is enrolled in a Masters of Science Program - Integrated Technology, Design and Business of Innovation at the University of Southern California. He has a MBA from the University of Redlands. He has a Bachelor of Science from California State University, Chico in Recreation Administration, Focus Resort, and Lodging Management

Indemnification

The Company is authorized to indemnify its officers, directors, managers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person, except in certain circumstances where a person adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Current number of employees

The Company has:
- 20 full-time employees
- 12 part-time employees

- 2 contractors

CAPITALIZATION AND OWNERSHIP

Capitalization

Below are the securities and classes of securities that are authorized and outstanding:

Class of Security	Authorized	Outstanding	Voting Rights	Par Value
Common Stock	20,000,000	627,272	Yes	$.0001
Preferred Stock	2,000,000	1,902,179	Yes	$.0001

The Company has the following outstanding debt:

Date Loan Received	Lender	Amount	Interest Rate	Maturity Date	Current
August 2018 Renegotiated	Philanthropic Venture Foundation	$44,080	2.5%	May 2020	Yes
December 2017	ISEED	$100,000	8.5%	December 2024	Yes
June 2019	Community Vision	$350,000	6.0%	June 2024	Yes

Ownership

The following persons own at least 20% of voting power of the Company, as of the date of the Offering:

Name of Holder	No of Securities Held	Class of Securities	% of Voting Power
Urban Innovation Fund 1, LP, a Delaware limited partnership	463,072	Preferred Stock	24%
Better Ventures Fund II, LP, a Delaware limited partnership	447,386	Preferred Stock	22%

Previous Securities Offerings

The Company has made the following securities offerings in the past 3 years:

Date	Exemption	Security Type	Amount Raised	Use of Proceeds
Spring 2017	Section 4(a)(2)	Preferred Stock	$900,139	Growth Capital
Fall 2018	Section 4(a)(2)	Preferred Stock	$530,000	Headcount and Operating Capital

In addition to this Offering, the Company is conducting a raise from its current investors pursuant to Section 4(a)(2) in an amount that is to be determined. The use of proceeds will be used to fund operating expenses and growth.

FINANCIAL INFORMATION

Financial information for the Company can be found on the cover page of this Form C, in this section, and attached as Exhibit C.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons, which is defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the preceding persons; or any entity controlled by any such person or persons.

The Company has not entered into related person transactions.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,070,000 of the Securities. The Company is attempting to raise a minimum amount of $25,000 in this Offering. The Company must receive commitments from investors in an amount totaling the Target Amount by the Offering Deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to the Maximum Amount and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, discounted cash flows, or other established criteria of value and should not be considered indicative of the actual value of the Securities.

To purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or any Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Amount has been reached through an automated post on Intermediary's portal. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least 5 business days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmation from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon Closing of the Offering and the Purchaser will receive in the Securities in exchange for his or her investment once the accounting process for the Offering is completed and the investor has completed any necessary steps regarding the Offering or the Intermediary's anti-money laundering and know your customer policies. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via electronic certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event 2 multiples of the Minimum Amount is reached prior to the Offering Deadline, the Company may conduct the first of multiple closings of the Offerings early, provided all Purchasers of receive notice of the new Offering Deadline at least 5 business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment) and more than 21 days will remain in the Offering at the end of each closing so long as the closing is not on the Offering Deadline.

Purchasers who committed on or before such notice will have until the 48 hours prior to the new Offering Deadline to cancel their investment commitment.

In the event the Company does conduct of one of multiple closings, the Company shall only withdraw half of the proceeds that are in escrow and will only conduct a closing if there will be more than 21 days remaining before the original Offering Deadline.

The Company may only conduct another closing before the original Offering Deadline if at the time of such proposed closing (i) the amount of investment commitments to the Offering exceeds two multiples of the collective amount committed at the time of the last closing, and (ii) more than 21 days remain before the original Offering Deadline.

The Company shall return all funds to Purchasers if a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closings.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily, and of the minimum amount of that a Purchaser may invest in the Offering is $100.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

Form of Securities
Purchasers should review the Company's organizational documents as well as Exhibit E, which shows the form of the Securities.

Authorized Capitalization at Initial Closing
See the section above titled "Capitalization."

Not Currently Equity Interests
As mentioned elsewhere in this document, the Securities are not currently equity interests and the Company and are a right to receive equity at some point in the future upon the occurrence of certain stated events.

Dividends
The Securities do not entitle a Purchaser to any dividends.

Conversion
Upon a future equity financing of greater than $1 million (and "Equity Financing"), the Securities are convertible at the option of the Company into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except: they do not have the right to vote on any matters except as required by law; they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote; and they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of cf. Shadow Series Securities equal to the greater of the quotient obtained by dividing the amounts the investor paid for the Securities (the "Purchase Amount") by:

(a) The quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans; (ii) convertible promissory notes issued by the Company; (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "SAFEs"); and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) The lowest price per share of the Securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above will be deemed to the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to and Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (defined below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either: (i) a cash payment equal to the Purchase Amount (subject to the following paragraph); or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of the immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities, but excluding: (i) shares of common Stock reserved and available for future grant under any equity incentive or similar plan; any SAFEs; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" means: (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's Board of Directors; (ii) any reorganization, merger, or consolidation of the Company in which the outstanding voting security holders of the Company failed to retain at least a majority of such voting securities following such transaction or transactions; or (iii) a sale, lease, or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either: (i) a cash payment equal to the Purchase Amount (as described above); or (ii) a number of shares of the most recently issued preferred Stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred Stock granted in connection there with will have the same liquidation rights and preferences as the shares of preferred Stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights

Certain Purchasers of the Securities will receive pro rata rights through the Offering, allowing them to avoid dilution in future rounds. Purchasers that make investments of $50,000 or greater in the Offering ("Major Investors") will gain the right to continue investing in the Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities: (i) are issued as a dividend or distribution on outstanding securities; (ii) are issued upon conversion or exercise of outstanding securities; (iii) are issued to employees, directors, or consultants pursuant to a plan, agreement, or arrangement approved by the Company's Board of Directors; (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company; or (v) up to $1 million of such are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

A "Dissolution Event" means: (i) a voluntary termination of operations of the Company; (ii) a general assignment for the benefit of the Company's creditors; or (iii) any other liquidation, dissolution, or winding up of the Company. (Excluding a Liquidity Event), whether voluntary or involuntary. If there is a Dissolution Event before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred Stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other SAFEs (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's Board of Directors at the time of the Dissolution Event) and all holders of common stock.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or noncompliance with the Securities) upon the earlier to occur: (i) the issuance of shares and the CF Shadow Series to the Purchaser pursuant to the conversion provisions; or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted. The Company has a voting agreement in place between the Company and each owner of preferred and common stock, which requires the stockholders to cast votes for directors, to increase the number of stock authorized, to vote to keep the board-members on the board except for cause, not to designate "bad actors," to be "dragged-along" with the majority upon the occurrence of certain events, among other things. The Company does not have any shareholder agreements in place.

Anti-Dilution Rights

Except as specifically stated for Major Investors, the Securities do not have antidilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one year holding period beginning when the Securities are issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501 of Regulation D promulgated under the Securities Act of 1933; (3) as part of an IPO; or (4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, or spousal equivalent, sibling, mother/father/daughters/son/sister/brother in law and includes adoptive relatives. Although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which the Securities are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lockup. And may not be sold for up to 180 days following such IPO.

Repurchase Rights

The Company does not have the right to repurchase the Securities.

Liquidation Preference

The Securities do not have a stated return or liquidation preference.

Capital Stock

The Company cannot presently determine if it has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP, AND SALE OF THE PURCHASER'S SECURITIES, AND POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICES, THE COMPANY INFORMS YOU THAT ANY TAX STATEMENTS IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERENAL REVENUE CODE. ANY TAX STATEMENT CONCERNING UNITED STATES FEDERAL TAXES WAS GIVENIN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE POSSIBLE IMPACT OF STATE TAXES.

EXHIBIT B

Disclaimers

There are significant risks and uncertainties associated with an investment in the Company and the Securities. The Securities offered are not publicly traded and are subject to transfer restrictions. There is no public market for the Securities and one may never develop. An investment in the Company is highly speculative. The Securities should not be purchased by anyone who cannot bear the financial risk of this investment for an indefinite period of time and who cannot afford the loss of their entire investment. Prospective Purchasers should read carefully the section of this Form C entitled "Risk Factors."

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE PURCHASER'S PARTICULAR FINANCIAL SITUATION. EACH PURCHASER SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANTS AS TO LEGAL, TAX, INVESTMENT, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C
Financials

EXHIBIT D

Offering Page Found on Intermediary's Portal

EXHIBIT E

Form of Security

EXHIBIT F
Video Transcript